May 20, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                          FILE NO. 70-9681 AND 70-9945

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and (i) the Orders of the Commission dated November 1, 2000 and March 21, 2001 in File No. 70-9681, and (ii) the Orders of the Commission dated December 19, 2001, June 6, 2002 and August 8, 2002 in File No. 70-9945, authorizing the financing transactions and business activities as more fully described in the Joint Applications/Declarations, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended March 31, 2003:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

                  In February 2003, NiSource issued approximately 13.1 million shares of common stock associated with the settlement of forward equity agreements comprising a component of the Corporate Premium Income Equity Securities.

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise

                  119,030 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer

                  None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter

                  Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter

                  Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52

                  None

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee

                  Please see Exhibit 3

 8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments

                  None

 9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter

                  None

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing

                  None

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter

                  Please see the attached Exhibits 4 through 14 for balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

12. The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool investments during the quarter

                  Please see Exhibit 15

13. The number of shares of common stock issued by Columbia Maryland to Columbia during the quarter and the price per share paid

                  None

14. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia during the quarter

                  None

                                           Very truly yours,

                                           NiSource Inc.

                                           By:        /s/ J. W. Grossman
                                              ----------------------------------
                                                        J. W. Grossman
                                                        Vice President

                                                                      EXHIBIT #1

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4

                         AMOUNT ISSUED DURING    AMOUNT OUTSTANDING      TYPE OF DEBT
       COMPANY           FIRST QUARTER OF 2003     MARCH 31, 2003        OR SECURITY                      TERMS
-----------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp                  -              64,250,000       Short-term Debt   Commercial paper borrowing with a
                                                                                         weighted average interest rate of 2.25%

NiSource Finance Corp                  -              97,000,000       Short-term Debt   Credit facility advances with a
                                                                                         weighted average interest rate of 2.238%

NiSource Finance Corp        276,000,000           5,294,000,000       Long-term Debt    Various maturity dates and weighted average
                                                                                         interest rates
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5

                                                                       INTER-COMPANY DEBT
                                                                       ISSUED DURING THE     WEIGHTED AVERAGE
       LENDING COMPANY                 BORROWING SUBSIDIARY             1ST QUARTER 2003      INTEREST RATE
-------------------------------------------------------------------------------------------------------------------
* NiSource did not isssue any inter-company debt during the quarter.

-------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM # 7

                                                       GUARANTEES
                                                     ISSUED DURING
GUARANTOR                     SUBSIDIARY            1ST QUARTER 2003                  PURPOSE
-------------------------------------------------------------------------------------------------------------------
NiSource                    Northern Utilities           5,000,000       Guarantee pipeline transportation
-------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

                As of March 31, (in thousands)                          2003
-------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                   $ 16,505,906
   Accumulated depreciation and amortization                         (8,099,583)
-------------------------------------------------------------------------------
   Net Utility Plant                                                  8,406,323
-------------------------------------------------------------------------------
   Gas and oil producing properties, successful efforts method
     United States cost center                                        1,093,918
     Canadian cost center                                                 6,034
   Accumulated depletion                                               (147,382)
-------------------------------------------------------------------------------
   Net gas and oil producing properties                                 952,570
-------------------------------------------------------------------------------
   Other property, at cost, less accumulated depreciation               690,413
-------------------------------------------------------------------------------
Net Property, Plant and Equipment                                    10,049,306
-------------------------------------------------------------------------------
INVESTMENTS:
   Assets of discontinued operations                                     77,772
   Unconsolidated affiliates                                            118,115
   Assets held for sale                                                   8,624
   Other investments                                                     67,548
-------------------------------------------------------------------------------
     Total Investments                                                  272,059
-------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                                             69,489
   Restricted cash                                                           75
   Accounts receivable - less reserve                                 1,091,721
   Unbilled revenue - less reserve                                      229,491
   Gas inventory                                                         56,766
   Underrecovered gas and fuel costs                                    168,415
   Material and supplies, at average cost                                68,887
   Electric production fuel, at average cost                             39,823
   Price risk management asset                                          108,873
   Exchange gas receivable                                              195,308
   Prepayments and other                                                228,911
-------------------------------------------------------------------------------
     Total Current Assets                                             2,257,759
-------------------------------------------------------------------------------
OTHER ASSETS:
   Price risk asset long term                                           134,350
   Regulatory assets                                                    595,831
   Goodwill                                                           3,707,621
   Intangible assets                                                     55,748
   Deferred charges and other                                           179,751
-------------------------------------------------------------------------------
     Total Other Assets                                               4,673,301
-------------------------------------------------------------------------------
TOTAL ASSETS                                                       $ 17,252,425
===============================================================================

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

               As of March 31, (in thousands)                           2003
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock Equity                                                $ 4,634,498
  Preferred Stocks -
    Subsidiary Companies
      Series without mandatory redemption provisions                      81,114
      Series with mandatory redemption provisions                          3,814
  Company - obligated mandatorily redeemable preferred securities
      of subsidiary trust holding solely Company debentures                    0
  Long-term debt, excluding amounts due within one year                5,294,253
--------------------------------------------------------------------------------
Total Capitalization                                                  10,013,679
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt                                    1,214,925
  Short-term borrowings                                                  161,250
  Accounts payable                                                       715,940
  Dividends declared on common and preferred stocks                       77,336
  Customer deposits                                                       72,678
  Taxes accrued                                                          406,480
  Interest accrued                                                       170,441
  Overrecovered gas and fuel costs                                         9,371
  Price risk management liabilities                                       82,173
  Exchange gas payable                                                   483,476
  Current deferred revenue                                               129,916
  Accrued liability for postretirement and pension benefits               53,634
  Other accruals                                                         515,388
--------------------------------------------------------------------------------
    Total current liabilities                                          4,093,008
--------------------------------------------------------------------------------
OTHER:
  Price risk management liabilities                                        3,069
  Deferred income taxes                                                1,883,144
  Deferred investment tax credits                                         94,064
  Deferred credits                                                       130,567
  Non-current deferred revenue                                           273,003
  Accrued liability for postretirement and pension benefits              440,249
  Liabilities held for sale                                                5,505
  Liabilities of discontinued operations                                   3,047
  Other noncurrent liabilities                                           313,090
--------------------------------------------------------------------------------
    Total other                                                        3,145,738
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                 $17,252,425
================================================================================

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

         As of March 31, (in thousands)                                 2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
  Utility plant                                                      $ 6,457,532
  Accumulated depreciation and amortization                           (3,608,948)
--------------------------------------------------------------------------------
  Net Utility Plant                                                    2,848,584
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                             8,812
--------------------------------------------------------------------------------

CURRENT ASSETS:
  Cash and cash equivalents                                               14,243
  Accounts receivable - less reserve                                     186,176
  Unbilled revenue - less reserve                                         67,111
  Gas cost adjustment clause                                              32,900
  Material and supplies, at average cost                                  45,605
  Electric production fuel, at average cost                               39,823
  Natural gas in storage, at last in, first-out cost                      13,979
  Price risk management assets                                             4,118
  Prepayments and other                                                   43,062
--------------------------------------------------------------------------------
Total Current Assets                                                     447,017
--------------------------------------------------------------------------------
OTHER ASSETS:
  Regulatory assets                                                      222,573
  Intangible assets                                                       25,086
  Prepayments and other                                                    5,480
--------------------------------------------------------------------------------
Total Other Assets                                                       253,139
--------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 3,557,552
================================================================================

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

               As of March 31, (in thousands)                            2003
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                           $  960,624
Preferred Stocks -
   Series without mandatory redemption provisions                         81,114
   Series with mandatory redemption provisions                             3,814
Long-term debt, excluding amount due within one year                     713,423
--------------------------------------------------------------------------------
Total Capitalization                                                   1,758,975
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Current portion of long-term debt                                     110,000
   Short-term borrowings                                                 329,750
   Accounts payable                                                      241,641
   Dividends declared on common and preferred stock                        1,120
   Customer deposits                                                      41,504
   Taxes accrued                                                         152,523
   Price risk management liabilities                                         893
   Accrued liability for postretirement and pension benefits              13,600
   Other accruals                                                         73,123
--------------------------------------------------------------------------------
     Total current liabilities                                           977,888
--------------------------------------------------------------------------------
OTHER:
   Regulatory liabilities
   Deferred income taxes                                                 481,228
   Deferred investment tax credits                                        62,544
   Deferred credits                                                       32,967
   Accrued liability for postretirement and pension benefits             228,059
   Other noncurrent liabilities                                           15,891
--------------------------------------------------------------------------------
     Total other                                                         820,689
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  $3,557,552
================================================================================

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

        As of March 31, (in thousands)                                  2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
  Utility plant                                                      $ 1,423,756
  Accumulated depreciation and amortization                             (357,576)
--------------------------------------------------------------------------------
  Net Utility Plant                                                    1,066,180
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                             2,222
--------------------------------------------------------------------------------
INVESTMENTS:
  Unconsolidated affiliates                                                   34
--------------------------------------------------------------------------------
    Total Investments                                                         34
--------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                7,110
  Restricted cash                                                             75
  Accounts receivable - less reserve                                     118,024
  Unbilled revenue - less reserve                                         30,675
  Gas Inventory                                                            8,502
  Underrecovered gas and fuel costs                                       11,628
  Material and supplies, at average cost                                   5,609
  Price risk management asset                                                244
  Exchange gas receivable                                                  4,098
  Prepayments and other                                                   10,541
--------------------------------------------------------------------------------
    Total Current Assets                                                 196,506
--------------------------------------------------------------------------------
OTHER ASSETS:
  Price risk management asset                                                 62
  Regulatory assets                                                       30,682
  Goodwill                                                                   853
  Intangible assets                                                        8,094
  Deferred charges and other                                              10,860
--------------------------------------------------------------------------------
    Total Other Assets                                                    50,551
--------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 1,315,493
--------------------------------------------------------------------------------

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

          As of March 31, (in thousands)                                 2003
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common shareholder's equity                                         $  541,001
  Long-term debt excluding amt due within one year                       136,333
--------------------------------------------------------------------------------
    Total Capitalization                                                 677,334
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt                                       75,833
  Short-term borrowings                                                  137,246
  Accounts payable                                                        10,330
  Customer deposits                                                        3,872
  Taxes accrued                                                           19,572
  Interest accrued                                                         2,262
  Price risk management liabilities                                           15
  Other accruals                                                          60,300
--------------------------------------------------------------------------------
    Total current liabilities                                            309,430
--------------------------------------------------------------------------------
OTHER:
  Price risk management liabilities                                            5
  Deferred income taxes                                                  296,778
  Deferred investment tax credits                                          2,777
  Accrued liability for postretirement and pension benefits               12,891
  Other noncurrent liabilities                                            16,278
--------------------------------------------------------------------------------
    Total other                                                          328,729
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  $1,315,493
================================================================================

                                                                      EXHIBIT #7

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of March 31, (in thousands)                                           2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                    $    257,867
   Accumulated depreciation and amortization                             (58,184)
--------------------------------------------------------------------------------
   Net Utility Plant                                                     199,683
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                             2,148
--------------------------------------------------------------------------------

INVESTMENTS:
   Unconsolidated affiliates                                                   2
--------------------------------------------------------------------------------
     Total Investments                                                         2
--------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                                               1,917
   Restricted cash                                                            75
   Accounts receivable - less reserve                                     23,012
   Unbilled revenue - less reserve                                         5,125
   Gas inventory                                                             361
   Underrecovered gas and fuel costs                                       3,767
   Material and supplies, at average cost                                    826
   Price risk management asset                                               244
   Exchange gas receivable                                                 3,561
   Prepayments and other                                                   2,691
--------------------------------------------------------------------------------
     Total Current Assets                                                 41,579
--------------------------------------------------------------------------------
OTHER ASSETS:
   Price risk management asset                                                62
   Regulatory assets                                                      18,257
   Goodwill                                                                  853
   Intangible assets                                                         825
   Deferred charges and other                                                957
--------------------------------------------------------------------------------
     Total Other Assets                                                   20,954
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $    264,366
================================================================================

                                                                      EXHIBIT #7

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

             As of March 31, (in thousands)                            2003
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                      $    115,279
   Long-term debt excluding amt due within one year                        5,833
--------------------------------------------------------------------------------
     Total Capitalization                                                121,112
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Current portion of long-term debt                                      60,833
   Accounts payable                                                        4,159
   Customer deposits                                                         933
   Taxes accrued                                                           3,678
   Interest accrued                                                           59
   Price risk management liabilities                                          15
   Other accruals                                                         11,829
--------------------------------------------------------------------------------
     Total current liabilities                                            81,506
--------------------------------------------------------------------------------
OTHER:
   Price risk management liabilities                                           5
   Deferred income taxes                                                  51,251
   Deferred investment tax credits                                           257
   Accrued liability for postretirement and pension benefits               2,459
   Other noncurrent liabilities                                            7,776
--------------------------------------------------------------------------------
     Total other                                                          61,748
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                $    264,366
================================================================================

                                                                      EXHIBIT #8

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

             As of March 31, (in thousands)                            2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                    $     79,469
   Accumulated depreciation and amortization                             (39,292)
--------------------------------------------------------------------------------
   Net Utility Plant                                                      40,177
--------------------------------------------------------------------------------

INVESTMENTS:
   Unconsolidated affiliates                                                   5
--------------------------------------------------------------------------------
     Total Investments                                                         5
--------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                                                 658
   Accounts receivable - less reserve                                      8,573
   Unbilled revenue - less reserve                                         1,037
   Gas Inventory                                                             827
   Underrecovered gas and fuel costs                                       2,678
   Material and supplies, at average cost                                    352
   Prepayments and other                                                      34
--------------------------------------------------------------------------------
     Total Current Assets                                                 14,159
--------------------------------------------------------------------------------
OTHER ASSETS:
   Intangible assets                                                         208
   Deferred charges and other                                                351
--------------------------------------------------------------------------------
     Total Other Assets                                                      559
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $     54,900
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                      $     36,750
--------------------------------------------------------------------------------
     Total Capitalization                                                 36,750
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Accounts payable                                                        6,736
   Customer deposits                                                         453
   Taxes accrued                                                           1,405
   Interest accrued                                                          145
   Other accruals                                                          1,492
--------------------------------------------------------------------------------
     Total current liabilities                                            10,231
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                   3,305
   Deferred investment tax credits                                           456
   Deferred credits                                                        1,110
   Accrued liability for postretirement and pension benefits               1,562
   Other noncurrent liabilities                                            1,486
--------------------------------------------------------------------------------
     Total other                                                           7,919
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                $     54,900
================================================================================

                                                                      EXHIBIT #9

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

             As of March 31, (in thousands)                            2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                    $     73,543
   Accumulated depreciation and amortization                             (27,105)
--------------------------------------------------------------------------------
   Net Utility Plant                                                      46,438
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                               648
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                                 777
   Accounts receivable - less reserve                                     19,682
   Unbilled revenue - less reserve                                         1,503
   Gas inventory                                                             458
   Underrecovered gas and fuel costs                                       1,251
   Material and supplies, at average cost                                    333
   Prepayments and other                                                      26
--------------------------------------------------------------------------------
     Total Current Assets                                                 24,030
--------------------------------------------------------------------------------
OTHER ASSETS:
   Regulatory assets                                                         107
   Intangible assets                                                         318
   Deferred charges and other                                              1,119
--------------------------------------------------------------------------------
     Total Other Assets                                                    1,544
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $     72,660
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                      $     48,190
--------------------------------------------------------------------------------
Total Capitalization                                                      48,190
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Accounts payable                                                        6,866
   Customer deposits                                                         239
   Taxes accrued                                                           2,358
   Interest accrued                                                           37
   Other accruals                                                            598
--------------------------------------------------------------------------------
     Total current liabilities                                            10,098
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                   5,178
   Deferred investment tax credits                                           302
   Accrued liability for postretirement and pension benefits               6,827
   Other noncurrent liabilities                                            2,065
--------------------------------------------------------------------------------
     Total other                                                          14,372
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                $     72,660
================================================================================

                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

             As of March 31, (in thousands)                            2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                    $    234,524
   Accumulated depreciation and amortization                            (106,587)
--------------------------------------------------------------------------------
   Net Utility Plant                                                     127,937
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                               1,558
   Accounts receivable - less reserve                                     50,447
   Unbilled revenue - less reserve                                         7,082
   Gas inventory                                                           2,426
   Underrecovered gas and fuel costs                                      25,818
   Exchange gas receivable                                                 7,272
   Prepayments and other                                                   2,302
--------------------------------------------------------------------------------
     Total Current Assets                                                 96,905
--------------------------------------------------------------------------------
OTHER ASSETS:
   Regulatory assets                                                       3,409
   Intangible assets                                                          66
   Deferred charges and other                                                816
--------------------------------------------------------------------------------
     Total Other Assets                                                    4,291
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $    229,133
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                      $     79,995
   Long-term debt excluding amt due within one year                       42,173
--------------------------------------------------------------------------------
Total Capitalization                                                     122,168
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Current portion of long-term debt                                          29
   Accounts payable                                                       27,400
   Customer deposits                                                       2,527
   Taxes accrued                                                           7,130
   Interest accrued                                                          684
   Price risk management liabilities                                         320
   Exchange gas payable                                                   31,429
   Accrued liability for postretirement and pension benefits                 769
   Other accruals                                                         19,479
--------------------------------------------------------------------------------
     Total current liabilities                                            89,767
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                  12,007
   Deferred investment tax credits                                         1,281
   Accrued liability for postretirement and pension benefits                 956
   Other noncurrent liabilities                                            2,954
--------------------------------------------------------------------------------
     Total other                                                          17,198
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                $    229,133
================================================================================

                                                                     EXHIBIT #11

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

             As of March 31, (in thousands)                            2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                    $  1,548,538
   Accumulated depreciation and amortization                            (671,189)
--------------------------------------------------------------------------------
   Net Utility Plant                                                     877,349
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                             1,270
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                              15,039
   Accounts receivable - less reserve                                    405,466
   Unbilled revenue - less reserve                                        71,440
   Gas inventory                                                          19,425
   Underrecovered gas and fuel costs                                      83,101
   Exchange gas receivable                                                30,316
   Prepayments and other                                                  66,144
--------------------------------------------------------------------------------
     Total Current Assets                                                690,931
--------------------------------------------------------------------------------
OTHER ASSETS:
   Regulatory assets                                                     200,464
   Intangible assets                                                         969
   Deferred charges and other                                             67,355
--------------------------------------------------------------------------------
     Total Other Assets                                                  268,788
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $  1,838,338
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                      $    503,013
   Long-term debt excluding amt due within one year                      307,004
--------------------------------------------------------------------------------
Total Capitalization                                                     810,017
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Current portion of long-term debt                                         188
   Accounts payable                                                      221,707
   Customer deposits                                                      11,324
   Taxes accrued                                                         110,040
   Interest accrued                                                        1,472
   Price risk management liabilities                                       1,921
   Exchange gas payable                                                  226,256
   Accrued liability for postretirement and pension benefits               7,755
   Other accruals                                                        191,936
--------------------------------------------------------------------------------
     Total current liabilities                                           772,599
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                 127,907
   Deferred investment tax credits                                        15,589
   Accrued liability for postretirement and pension benefits              50,885
   Other noncurrent liabilities                                           61,341
--------------------------------------------------------------------------------
     Total other                                                         255,722
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                $  1,838,338
================================================================================

                                                                     EXHIBIT #12

                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

             As of March 31, (in thousands)                            2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                    $    665,911
   Accumulated depreciation and amortization                            (227,467)
--------------------------------------------------------------------------------
   Net Utility Plant                                                     438,444
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                               2,546
   Accounts receivable - less reserve                                    152,799
   Unbilled revenue - less reserve                                        30,992
   Gas inventory                                                           8,628
   Underrecovered gas and fuel costs                                      11,038
   Exchange gas receivable                                                31,178
   Prepayments and other                                                  11,801
--------------------------------------------------------------------------------
     Total Current Assets                                                248,982
--------------------------------------------------------------------------------
OTHER ASSETS:
   Regulatory assets                                                      68,778
   Intangible assets                                                         295
   Deferred charges and other                                              2,214
--------------------------------------------------------------------------------
     Total Other Assets                                                   71,287
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $    758,713
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                      $    234,305
   Long-term debt excluding amt due within one year                      185,215
--------------------------------------------------------------------------------
Total Capitalization                                                     419,520
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Short-term borrowings                                                  73,863
   Accounts payable                                                        2,352
   Customer deposits                                                      19,250
   Price risk management liabilities                                       1,281
   Exchange gas payable                                                   45,352
   Accrued liability for postretirement and pension benefits               5,946
   Other accruals                                                         47,656
--------------------------------------------------------------------------------
     Total current liabilities                                           195,700
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                 106,330
   Deferred investment tax credits                                         7,415
   Accrued liability for postretirement and pension benefits              12,672
   Other noncurrent liabilities                                           17,076
--------------------------------------------------------------------------------
     Total other                                                         143,493
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                $    758,713
================================================================================

                                                                     EXHIBIT #13

                            COLUMBIA GAS OF VIRGINIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

             As of March 31, (in thousands)                            2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                    $    503,208
   Accumulated depreciation and amortization                            (124,728)
--------------------------------------------------------------------------------
   Net Utility Plant                                                     378,480
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                               1,155
   Accounts receivable - less reserve                                     67,843
   Unbilled revenue - less reserve                                        15,914
   Gas inventory                                                           1,273
   Material and supplies, at average cost                                    382
   Exchange gas receivable                                                 2,618
   Prepayments and other                                                  11,019
--------------------------------------------------------------------------------
     Total Current Assets                                                100,204
--------------------------------------------------------------------------------
OTHER ASSETS:
   Regulatory assets                                                       7,914
   Intangible assets                                                         120
   Deferred charges and other                                              5,373
--------------------------------------------------------------------------------
     Total Other Assets                                                   13,407
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $    492,091
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                      $    181,439
   Long-term debt excluding amt due within one year                      130,175
--------------------------------------------------------------------------------
Total Capitalization                                                     311,614
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Short-term borrowings                                                   4,850
   Accounts payable                                                       52,211
   Customer deposits                                                       5,038
   Taxes accrued                                                           3,808
   Interest accrued                                                          119
   Overrecovered gas and fuel costs                                        5,491
   Exchange gas payable                                                   10,351
   Accrued liability for postretirement and pension benefits               3,042
   Other accruals                                                         25,810
--------------------------------------------------------------------------------
     Total current liabilities                                           110,720
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                  35,330
   Deferred investment tax credits                                         2,038
   Accrued liability for postretirement and pension benefits               5,803
   Other noncurrent liabilities                                           26,586
--------------------------------------------------------------------------------
     Total other                                                          69,757
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                $    492,091
================================================================================

                                                                     EXHIBIT #14

                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

             As of March 31, (in thousands)                            2003
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                    $     84,700
   Accumulated depreciation and amortization                             (36,489)
--------------------------------------------------------------------------------
   Net Utility Plant                                                      48,211
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                                 366
   Accounts receivable - less reserve                                     27,077
   Unbilled revenue - less reserve                                         3,585
   Gas inventory                                                             299
   Material and supplies, at average cost                                     51
   Exchange gas receivable                                                 5,133
   Prepayments and other                                                   2,365
--------------------------------------------------------------------------------
     Total Current Assets                                                 38,876
--------------------------------------------------------------------------------
OTHER ASSETS:
   Regulatory assets                                                       1,957
   Intangible assets                                                          20
   Deferred charges and other                                                497
--------------------------------------------------------------------------------
     Total Other Assets                                                    2,474
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $     89,561
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                      $     31,672
   Long-term debt excluding amt due within one year                       18,975
--------------------------------------------------------------------------------
Total Capitalization                                                      50,647
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Accounts payable                                                        6,856
   Customer deposits                                                         401
   Taxes accrued                                                           4,195
   Overrecovered gas and fuel costs                                        3,879
   Exchange gas payable                                                    6,530
   Accrued liability for postretirement and pension benefits                 582
   Other accruals                                                          7,449
--------------------------------------------------------------------------------
     Total current liabilities                                            29,892
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                   5,901
   Deferred investment tax credits                                           737
   Accrued liability for postretirement and pension benefits               1,482
   Other noncurrent liabilities                                              902
--------------------------------------------------------------------------------
     Total other                                                           9,022
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                $     89,561
================================================================================

                                                                     EXHIBIT #15

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FILE NO.70-9945
                                    ITEM #12

                                              MAXIMUM AMOUNT       MAXIMUM AMOUNT       AVERAGE INTEREST
                                            OUTSTANDING DURING    INVESTED DURING         RATE DURING
SUBSIDIARY (AMOUNTS IN THOUSANDS)            FIRST QUARTER OF     FIRST QUARTER OF   FIRST QUARTER OF 2003
                                                   2003                 2003
-----------------------------------------------------------------------------------------------------------
Alamco-Haug Hauling                                 N/A                   963                2.14%
Bay State Gas Company                           218,889                     0                2.14%
Columbia Assurance Agency, Inc.                     N/A                     8                2.14%
Columbia Accounts Receivable Corporation            N/A                70,146                2.14%
Columbia Atlantic Trading Corporation               N/A                 3,662                2.14%
CNR Canada, Ltd.                                  5,334                     0                2.14%
Columbia Energy Group Capital Corporation           N/A                   916                2.14%
Columbia Deep Water Services Company                766                     0                2.14%
Columbia Electric Corporation                       N/A                 4,083                2.14%
Columbia Energy Resources, Inc.                     N/A                 4,993                2.14%
Columbia Energy Services Corporation             19,890                     0                2.14%
Columbia Finance Corporation                        N/A                     0                2.14%
Columbia Energy Group                               N/A               394,243                2.14%
Columbia Gulf Transmission Company               47,431                     0                2.14%
Columbia Gas of Virginia, Inc.                   37,092                   920                2.14%
Columbia Insurance Corporation, Ltd.                N/A                    69                2.14%
Columbia Gas of Kentucky, Inc.                        0                40,691                2.14%
Columbia LNG Corporation                            N/A                     0                2.14%
Columbia Gas of Maryland, Inc.                        0                18,502                2.14%
CNS Microwave, Inc.                                 N/A                 1,530                2.14%
Columbia Natural Resources, Inc.                 91,699                 3,014                2.14%
Columbia Network Services Corporation               N/A                 3,191                2.14%
Columbia Gas of Ohio, Inc.                            0               248,146                2.14%
Columbia Gas of Pennsylvania, Inc.               55,983                40,886                2.14%
Columbia Propane Corporation                     18,626                     0                2.14%
CP Holdings, Inc.                                   N/A                   118                2.14%
Columbia Pipeline Corporation                       N/A                    51                2.14%
Columbia Energy Power Marketing
  Corporation                                         0                     0                2.14%
Columbia Remainder Corporation                        0                     0                2.14%
Crossroads Pipeline                              31,405                     0                2.14%
NiSource Corporate Services Company              71,181                     0                2.14%
Columbia Service Partners, Inc.                     N/A                12,426                2.14%
Columbia Transmission Communications
  Corporation                                       N/A                 9,720                2.14%
NiSource Development Company, Inc.              182,798                     0                2.14%
EnergyUSA, Inc.                                  48,548                     0                2.14%
EnergyUSA, Inc. (MA)                              2,504                 2,995                2.14%
Kokomo Gas and Fuel Company                           0                 2,540                2.14%
NiSource Capital Markets. Inc.                      N/A                   502                2.14%
NI Energy Services, Inc.                         46,418                     0                2.14%
NiSource Energy Technologies, Inc.               21,515                     0                2.14%
NiSource Finance Corp.                              N/A               593,630                2.14%
NiSource Inc.                                       N/A               639,286                2.14%
Northern Indiana Fuel and Light Company,
  Inc.                                                0                14,243                2.14%
Northern Indiana Public Service Company         452,201                     0                2.14%
Granite State Gas Transmission                    8,842                     0                2.14%
Northern Utilities, Inc.                         11,566                 4,804                2.14%
Columbia Petroleum Corporation                      N/A                     0                2.14%
Columbia Propane, L.P.                              N/A                 1,806                2.14%
Primary Energy, Inc.                             81,783                     0                2.14%
Columbia Gas Transmission Corporation           296,154                     0                2.14%
EnergyUSA-TPC Corp.                              13,864                30,096                2.14%
-----------------------------------------------------------------------------------------------------------